Exhibit 4.61

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Properties, entered into on February 25, 2026, in connection with Fazenda Marangatu

Parties: Agropecuaria Moroti S.A., as seller, and Agroglobal del Paraguay S.A., as buyer (the “Parties”).

Purpose: Private instrument among the Parties, dated February 25, 2026, for the sale of 373.22 hectares of farmland in the Municipality of Mariscal Estigarribia, Republic of Paraguay, for a total purchase price of US$601,500.00, payable in four installments. The first installment, equivalent to US$300,750.00, was paid on February 25, 2026, and the remaining three installments will be paid by February 28 of each year.